

Room 4561

April 16, 2010

Christopher J. Spencer
President and Chief Executive Officer
Wizzard Software Corporation
5001 Baum Blvd. Suite 770
Pittsburgh, PA 15213

> **Re: Wizzard Software Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2010**
> **File No. 001-33935**

Dear Mr. Spencer:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proposal No. 2 – Approval of the Wizzard Software Corporation 2010 Stock Option Plan, page 21</u>

1.   Please revise your disclosure to include all of the information required by Item 10 of Schedule 14A. We note in particular that you do not appear to have provided the material features of the plan.

2.   Please disclose whether you have any current plans, proposals or arrangements to grant any of the newly available authorized options under the plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to grant any of the additional authorized options. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A.

Proposal No. 3 – Approval of the Securities Purchase Agreement Dated April 21, 2010, and the Issuance of up to 13,000,000 Shares of Our Common Stock Pursuant Thereto, page 21

3.   Please disclose why you are seeking shareholder approval for this proposal. For example, if it is a condition of the Securities Purchase Agreement you should discuss this in your filing. Additionally, disclose the consequences to the company in the event the agreement is not approved by shareholders, including any economic penalties to which the company may be subject.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Michael F. Johnson at (202) 551-3477 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel